# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WOLFSPEED, INC., CIK 0000895419
CUSIP: 977852AP7
Title of class of securities: Common Stock, $0.00125 par value
Address of issuer's principal executive offices: 4600 SILICON DR, 4600 SILICON DR, DURHAM, North Carolina (NC), 27703
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001595888-26-000046
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,272,164.43; sole dispositive power 0; shared dispositive power 2,272,164.43; aggregate amount beneficially owned 2,272,164.43 (4.4% of the class)
  Comment: The reported holding includes 94,667.43 shares that can be acquired from convertible bonds held by Jane Street Global Trading, LLC (JSGT) and Jane Street Capital, LLC (JSC). The % ownership calculation uses 52,066,767 outstanding shares which is based on (1) 51,972,101 shares outstanding as of May 31, 2026 as stated in the issuer's 424b3 filing on June 18, 2026; and (2) dilution of the outstanding shares due to 77,745.01 shares that can be acquired by JSGT and 16,922.42 shares that can be acquired by JSC through the convertible bonds.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,833,028.42; sole dispositive power 0; shared dispositive power 1,833,028.42; aggregate amount beneficially owned 1,833,028.42 (3.5% of the class)
  Comment: The reported holding includes 16,922.42 shares that can be acquired from convertible bonds held by Jane Street Capital, LLC (JSC). The % ownership calculation uses 52,066,767 outstanding shares which is based on (1) 51,972,101 shares outstanding as of May 31, 2026 as stated in the issuer's 424b3 filing on June 18, 2026; and (2) dilution of the outstanding shares due to 77,745.01 shares that can be acquired by JSGT and 16,922.42 shares that can be acquired by JSC through the convertible bonds.
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 439,136.01; sole dispositive power 0; shared dispositive power 439,136.01; aggregate amount beneficially owned 439,136.01 (0.8% of the class)
  Comment: The reported holding includes 77,745.01 shares that can be acquired from convertible bonds held by Jane Street Global Trading, LLC (JSGT). The % ownership calculation uses 52,066,767 outstanding shares which is based on (1) 51,972,101 shares outstanding as of May 31, 2026 as stated in the issuer's 424b3 filing on June 18, 2026; and (2) dilution of the outstanding shares due to 77,745.01 shares that can be acquired by JSGT and 16,922.42 shares that can be acquired by JSC through the convertible bonds.

## Item 1. Issuer
Name of issuer: WOLFSPEED, INC.
Address of issuer's principal executive offices: 4600 SILICON DR, 4600 SILICON DR, DURHAM, NORTH CAROLINA, 27703.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC;
Jane Street Capital, LLC;
Jane Street Global Trading, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street 3rd Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,272,164.43
Percent of class: 4.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,272,164.43
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,272,164.43

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Global Trading, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (08/07/2026)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (08/07/2026)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (08/07/2026)